Exhibit 21

Subsidiaries

1.	The Company’s wholly-owned subsidiary, OneMedNet Solutions Corporation, a Delaware corporation, founded on October 13, 2009 in the State of Hawaii and later incorporated in the State of Delaware on November 20, 2015 and

2.	OneMedNet Solutions Corporation’s wholly-owned subsidiary, OneMedNet Technologies (Canada) Inc., incorporated on October 16, 2015 under the provisions of the Business Corporations Act of British Columbia whose functional currency is the Canadian dollar.